January 15, 2010

Catherine T. Brown
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C.  20549-3628

Re:	Kid Castle Education Corporation
Amendment No. 3 to Preliminary Information
Statement on Schedule 14C
Filed December 23, 2009
File No. 333-39629

Dear Ms. Brown:

Kid Castle Educational Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated January 8, 2010 (the “Comment Letter”) addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company’s Amendment No. 3 to Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Commission on December 23, 2009.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set forth our response thereunder.

Schedule 13e-3

1.
COMMENT: Considering you incorporate much of the information required to be disclosed on this form from your preliminary information statement on Schedule 14C, please file an amended Schedule 13E-3 to reflect that you have filed an amended information statement. Refer to Instruction D of Schedule 13E-3. When you file your amended Schedule 13E-3, please ensure that you also update “Item 13. Financial Statements” to reflect that you have filed a quarterly report on Form 10-Q for the period ended September 31, 2009.

RESPONSE: Thank you for your comment. We have filed Amendment 3 to Schedule 13E-3 in connection with Amendment 3 to Schedule 14C.

Preliminary Information Statement on Schedule 14C

Special Factors, page 12

Independent Committee Deliberations and Fairness, page 21

2.
COMMENT: We note your response to comment three of our letter dated November 19, 2009 and your revised disclosure on page 21 reflecting that the Independent Committee considered the fact that Mr. Yang has purchased Company common stock for as little as $0.15 per share and for as much as $0.25 per share. Please discuss how this factor supports the Independent Committee’s decision to support the transaction considering some of the prices at which Mr. Yang purchased his shares exceed the $0.18 cash out price.

RESPONSE: Thank you for your comment.  We have revised our disclosure at Page 21 of the Information Statement to clarify why purchases of stock by Mr. Yang during the last two years supported the Independent Committee's fairness determination.  Our revised disclosure, at the bullet point discussing Mr. Yang's purchases, is as follows:

•
the fact that, over the last two years, Mr. Yang’s purchases of Company common stock have been priced at or below $0.18 per share, except for the oldest and smallest purchase which was for 10,000 shares of stock at $0.25 per share. (Refer to page 30 for a table showing all of Mr. Yang’s historical purchases of Company stock);

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission.  The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize you to contact our attorneys at K&L Gates, specifically Carter Mackley (telephone (206) 370-7602), with respect to any matters in this response letter that you would like to discuss in more detail.

Very truly yours,

Kid Castle Education Corporation

By:
Min-Tan Yang
Chief Executive Officer

cc:	H. Christopher Owings Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549-3628	Carter Mackley, Esq. K& L Gates 925 Fourth Avenue, Suite 2900 Seattle, WA 98104